For the period ended 01/31/02                      Series  1, 2, 3, 4, 6, 7, 8,
File number 811-2429                                       10, 11, 12, 13, 14

Sub-Item 77D(g):  Policies with respect to security investments
--------------------------------------------------------------------------------

On August 1, 2001, the Investment Policies/Restrictions were revised for the Aggressive Growth Fund, Growth Fund, Growth & Income Fund, Income Stock Fund, Income Fund, Short-Term Bond Fund, Money Market Fund, Science & Technology Fund, First Start Growth Fund, Intermediate-Term Bond Fund, High-Yield Opportunities Fund, and Small Cap Stock Fund.

The Investment Policies/Restrictions were revised to include the following:


DERIVATIVES

Each Fund may buy and sell certain types of derivatives, such as options, futures contracts, options on futures contracts, and swaps under circumstances in which such instruments are expected by the Manager to aid in achieving each Fund's investment objective. Each Fund may also purchase instruments with characteristics of both futures and securities (e.g., debt instruments with interest and principal payments determined by reference to the value of a commodity or a currency at a future time) and which, therefore, possess the risks of both futures and securities investments.

     Derivatives, such as options, futures contracts, options on futures contracts, and swaps enable a Fund to take both "short" positions (positions which anticipate a decline in the market value of a particular asset or index) and "long" positions (positions which anticipate an increase in the market value of a particular asset or index). Each Fund may also use strategies which involve simultaneous short and long positions in response to specific market conditions, such as where the Manager anticipates unusually high or low market volatility.

     The Manager may enter into derivative positions for each Fund for either hedging or non hedging purposes. The term hedging is applied to defensive strategies designed to protect a Fund from an expected decline in the market value of an asset or group of assets that the Fund owns (in the case of a short hedge) or to protect the Fund from an expected rise in the market value of an asset or group of assets which it intends to acquire in the future (in the case of a long or "anticipatory" hedge). Non hedging strategies include strategies designed to produce incremental income (such as the option writing strategy described below) or "speculative" strategies, which are undertaken to profit from (i) an expected decline in the market value of an asset or group of assets which the Fund does not own or (ii) expected increases in the market value of an asset which it does not plan to acquire. Information about specific types of instruments is provided below.

FUTURES CONTRACTS

Futures contracts are publicly traded contracts to buy or sell an underlying asset or group of assets, such as a currency or an index of securities, at a future time at a specified price. A contract to buy establishes a long position while a contract to sell establishes a short position.

     The purchase of a futures contract on an equity security or an index of equity securities normally enables a buyer to participate in the market movement of the underlying asset or index after paying a transaction charge and posting margin in an amount equal to a small percentage of the value of the underlying asset or index. Each Fund will initially be required to deposit with the Company's custodian or the futures commission merchant effecting the futures transaction an amount of "initial margin" in cash or securities, as permitted under applicable regulatory policies.

     Initial margin in futures transactions is different from margin in securities transactions in that the former does not involve the borrowing of funds by the customer to finance the transaction. Rather, the initial margin is like a performance bond or good faith deposit on the contract. Subsequent payments (called "maintenance margin") to and from the broker will be made on a daily basis as the price of the underlying asset fluctuates. This process is known as "marking to market." For example, when a Fund has taken a long position in a futures contract and the value of the underlying asset has risen, that position will have increased in value and the Fund will receive from the broker a maintenance margin payment equal to the increase in value of the underlying asset. Conversely, when a Fund has taken a long position in a futures contract and the value of the underlying instrument has declined, the position would be less valuable, and the Fund would be required to make a maintenance margin payment to the broker.

     At any time prior to expiration of the futures contract, a Fund may elect to close the position by taking an opposite position that will terminate the Fund's position in the futures contract. A final determination of maintenance margin is then made, additional cash is required to be paid by or released to the Fund, and the Fund realizes a loss or a gain. While futures contracts with respect to securities do provide for the delivery and acceptance of such securities, such delivery and acceptance are seldom made.

     In transactions establishing a long position in a futures contract, assets equal to the face value of the futures contract will be identified by each Fund to the Company's custodian for maintenance in a separate account to insure that the use of such futures contracts is unleveraged. Similarly, assets having a value equal to the aggregate face value of the futures contract will be identified with respect to each short position. Each Fund will utilize such assets and methods of cover as appropriate under applicable exchange and regulatory policies.

OPTIONS

Each Fund may use options to implement its investment strategy. There are two basic types of options: "puts" and "calls." Each type of option can establish either a long or a short position, depending upon whether a Fund is the purchaser or a writer of the option. A call option on a security, for example, gives the purchaser of the option the right to buy, and the writer the obligation to sell, the underlying asset at the exercise price during the option period. Conversely, a put option on a security gives the purchaser the right to sell, and the writer the obligation to buy, the underlying asset at the exercise price during the option period.

     Purchased options have defined risk, that is, the premium paid for the option, no matter how adversely the price of the underlying asset moves, while affording an opportunity for gain corresponding to the increase or decrease in the value of the optioned asset. In general, a purchased put increases in value as the value of the underlying security falls and a purchased call increases in value as the value of the underlying security rises.

     The principal reason to write options is to generate extra income (the premium paid by the buyer). Written options have varying degrees of risk. An uncovered written call option theoretically carries unlimited risk, as the market price of the underlying asset could rise far above the exercise price before its expiration. This risk is tempered when the call option is covered, that is, when the option writer owns the underlying asset. In this case, the writer runs the risk of the lost opportunity to participate in the appreciation in value of the asset rather than the risk of an out-of-pocket loss. A written put option has defined risk, that is, the difference between the agreed-upon price that a Fund must pay to the buyer upon exercise of the put and the value, which could be zero, of the asset at the time of exercise.

     The obligation of the writer of an option continues until the writer effects a closing purchase transaction or until the option expires. To secure its obligation to deliver the underlying asset in the case of a call option, or to pay for the underlying asset in the case of a put option, a covered writer is required to deposit in escrow the underlying security or other assets in accordance with the rules of the applicable clearing corporation and exchanges.

     Among the options that each Fund may enter are options on securities indices. In general, options on indices of securities are similar to options on the securities themselves except that delivery requirements are different. For example, a put option on an index of securities does not give the holder the right to make actual delivery of a basket of securities but instead gives the holder the right to receive an amount of cash upon exercise of the option if the value of the underlying index has fallen below the exercise price. The amount of cash received will be equal to the difference between the closing price of the index and the exercise price of the option expressed in dollars times a specified multiple. As with options on equity securities, or futures contracts, a Fund may offset its position in index options prior to expiration by entering into a closing transaction on an exchange or it may let the option expire unexercised.

     A securities index assigns relative values to the securities included in the index and the index options are based on a broad market index. In connection with the use of such options, a Fund may cover its position by identifying assets having a value equal to the aggregate face value of the option position taken.

OPTIONS ON FUTURES CONTRACTS

An option on a futures contract gives the purchaser the right, in return for the premium paid, to assume a position in a futures contract (a long position if the option is a call and a short position if the option is a put) at a specified exercise price at any time during the period of the option.

LIMITATIONS AND RISKS OF OPTIONS AND FUTURES ACTIVITY

Each Fund may not establish a position in a futures contract or purchase or sell an option on a futures contract for other than bona fide hedging purposes if, immediately thereafter, the sum of the amount of initial margin deposits and premiums required to establish such positions for such non hedging purposes would exceed 5% of the market value of the Fund's net assets.

     As noted above, each Fund may engage in both hedging and non hedging strategies. Although effective hedging can generally capture the bulk of a desired risk adjustment, no hedge is completely effective. Each Fund's ability to hedge effectively through transactions in futures and options depends on the degree to which price movements in its holdings correlate with price movements of the futures and options.

     Non hedging strategies typically involve special risks. The profitability of each Fund's non hedging strategies will depend on the ability of the Manager to analyze both the applicable derivatives market and the market for the underlying asset or group of assets. Derivatives markets are often more volatile than corresponding securities markets and a relatively small change in the price of the underlying asset or group of assets can have a magnified effect upon the price of a related derivative instrument.

     Derivatives markets also are often less liquid than the market for the underlying asset or group of assets. Some positions in futures and options may be closed out only on an exchange that provides a secondary market therefor. There can be no assurance that a liquid secondary market will exist for any particular futures contract or option at any specific time. Thus, it may not be possible to close such an option or futures position prior to maturity. The inability to close options and futures positions also could have an adverse impact on a Fund's ability to effectively carry out its derivative strategies and might, in some cases, require the Fund to deposit cash to meet applicable margin requirements. Each Fund will enter into an option or futures position only if it appears to be a liquid investment.

SWAP ARRANGEMENTS

Each Fund may enter into various forms of swap arrangements with counterparties with respect to interest rates, currency rates or indices, including purchase of caps, floors and collars as described below. In an interest rate swap a Fund could agree for a specified period to pay a bank or investment banker the floating rate of interest on a so-called notional principal amount (i.e., an assumed figure selected by the parties for this purpose) in exchange for agreement by the bank or investment banker to pay the Fund a fixed rate of interest on the notional principal amount. In a currency swap a Fund would agree with the other party to exchange cash flows based on the relative differences in values of a notional amount of two (or more) currencies; in an index swap, a Fund would agree to exchange cash flows on a notional amount based on changes in the values of the selected indices. Purchase of a cap entitles the purchaser to receive payments from the seller on a notional amount to the extent that the selected index exceeds an agreed upon interest rate or amount whereas purchase of a floor entitles the purchaser to receive such payments to the extent the selected index falls below an agreed upon interest rate or amount. A collar combines a cap and a floor.

     Each Fund may enter credit protection swap arrangements involving the sale by the Fund of a put option on a debt security which is exercisable by the buyer upon certain events, such as a default by the referenced creditor on the underlying debt or a bankruptcy event of the creditor.

     Most swaps entered into by a Fund will be on a net basis; for example, in an interest rate swap, amounts generated by application of the fixed rate and the floating rate to the notional principal amount would first offset one another, with the Fund either receiving or paying the difference between such amounts. In order to be in a position to meet any obligations resulting from swaps, the Fund will set up a segregated custodial account to hold appropriate liquid assets, including cash; for swaps entered into on a net basis, assets will be segregated having a daily net asset value equal to any excess of the Fund's accrued obligations over the accrued obligations of the other party, while for swaps on other than a net basis assets will be segregated having a value equal to the total amount of the Fund's obligations.

     These arrangements will be made primarily for hedging purposes, to preserve the return on an investment or on a portion of each Fund's portfolio. However, each Fund may, as noted above, enter into such arrangements for income purposes to the extent permitted by the Commodities Futures Trading Commission for entities that are not commodity pool operators, such as the Fund. In entering a swap arrangement, a Fund is dependent upon the creditworthiness and good faith of the counterparty. Each Fund attempts to reduce the risks of nonperformance by the counterparty by dealing only with established, reputable institutions. The swap market is still relatively new and emerging; positions in swap arrangements may become illiquid to the extent that nonstandard arrangements with one counterparty are not readily transferable to another counterparty or if a market for the transfer of swap positions does not develop. The use of interest rate swaps is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. If the Manager is incorrect in its forecasts of market values, interest rates and other applicable factors, the investment performance of the Fund would diminish compared with what it would have been if these investment techniques were not used. Moreover, even if the Manager is correct in its forecasts, there is a risk that the swap position may correlate imperfectly with the price of the asset or liability being hedged.

The following investment restrictions have been adopted by the Company for and are applicable to each Fund except the Science & Technology, First Start Growth, Intermediate-Term Bond, High-Yield Opportunities, and Small Cap Stock Funds, which are listed separately below. Except with respect to the Growth & Income Fund, Income Stock Fund, Short-Term Bond Fund, these restrictions may not be changed for any given Fund without approval by the lesser of (1) 67% or more of the voting securities present at a meeting of the Fund if more than 50% of the outstanding voting securities of the Fund are present or represented by proxy or (2) more than 50% of the Fund's outstanding voting securities. With respect to the Growth & Income Fund, Income Stock Fund, and Short-Term Bond Fund, only restrictions 3, 4, 6, 9, 11, 12, 15, and 16 may not be changed without approval of shareholders, as defined herein. The investment restrictions of one Fund may be changed without affecting those of any other Fund.

A Fund may not:

 (1) Purchase or retain securities of any issuer if any officer or Director of the Company or its Manager own individually more than one-half of one percent (1/2%) of the securities of that issuer, and collectively the officers and Directors of the Company and Manager together own more than 5% of the securities of that issuer.

 (2) Purchase from or sell to any officer or Director of the Company or its Manager any securities other than shares of the capital stock of the Funds.

 (3) Underwrite securities of other issuers, except that the Company may be deemed to be a statutory underwriter in the distribution of any restricted securities or not readily marketable securities.

 (4) Borrow money, except for temporary or emergency purposes in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings).

 (5)   Invest in companies for the purpose of exercising control or management.

 (6) Lend any securities or make any loan if, as a result, more than 33 1/3% of its total assets would be lent to other parties, except that this limitation does not apply to purchases of debt securities or to repurchase agreements.

 (7) Invest in warrants more than 2% of the value of its assets, taken at the lower of cost or market value. Warrants initially attached to securities and acquired by the Fund upon original issuance thereof shall be deemed to be without value.

 (8) Mortgage, pledge, or hypothecate any of its assets, except for the Income Stock Fund. A security covered by a call is not considered pledged.

 (9) Concentrate its investments in any one industry although it may invest up to 25% of the value of its total assets in any one industry. Banks are not considered a single industry for purposes of this policy (solely with respect to the Money Market Fund), nor shall this limitation apply to securities issued or guaranteed by the U.S. government or its corporate instrumentalities.

 (10) Invest more than 5% of the value of its total assets in any closed-end investment company and will not hold more than 3% of the outstanding voting stock of any closed-end investment company.

 (11) Purchase or sell commodities, except that each Fund may invest in financial futures contracts, options thereon, and other similar instruments.

 (12) Purchase or sell real estate unless acquired as a result of ownership of securities or other instruments, except that each Fund may invest in securities or other instruments backed by real estate or securities of companies that deal in real estate or are engaged in the real estate business.

 (13) Engage in margin transactions or arbitrage or short sales, or in put, call, straddle, or spread activities, except the Income Stock Fund may write covered call options as described under INVESTMENT POLICIES in this statement of additional information.

 (14) Allow its Manager or officers or Directors of itself or its Manager to take long or short positions in shares of a Fund, except that such persons may purchase shares for their own account for investment purposes only at the price available to the public at the moment of such purchase.

 (15) Change the nature of its business so as to cease to be an investment company.

 (16)  Issue senior securities, except as permitted under the 1940 Act.

In addition, with respect to the Money Market Fund's exclusion of investment in banks for purposes of industry concentration limits contained in investment restriction 9, certificates of deposit, time deposits, banker's acceptances, and other similar money market instruments issued by domestic banks may be excluded from the industry concentration limits set forth in that restriction.

Each of the Science & Technology, First Start Growth, Intermediate-Term Bond, High-Yield Opportunities, and Small Cap Stock Funds may not:

 (1) Borrow money, except for temporary or emergency purposes in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings).

 (2) Invest 25% or more of the value of its total assets in any one industry; provided, this limitation does not apply to securities issued or guaranteed by the U.S. government and its agencies or instrumentalities.

 (3)   Issue senior securities, except as permitted under the 1940 Act.

 (4) Underwrite securities of other issuers, except to the extent that it may be deemed to act as a statutory underwriter in the distribution of any restricted securities or not readily marketable securities.

 (5) Lend any securities or make any loan if, as a result, more than 33 1/3% of its total assets would be lent to other parties, except that this limitation does not apply to purchases of debt securities or to repurchase agreements.

 (6) Purchase or sell commodities, except that each Fund may invest in financial futures contracts, options thereon, and similar instruments.

 (7) Purchase or sell real estate unless acquired as a result of ownership of securities or other instruments, except that each Fund may invest in securities or other instruments backed by real estate or securities of companies that deal in real estate or are engaged in the real estate business.


ADVISORY AGREEMENT

Under the Advisory Agreement, the Manager provides an investment program, carries out the investment policy and manages the portfolio assets for each Fund. For these services under the Advisory Agreement, each Fund has agreed to pay the Manager a fee computed as described under FUND MANAGEMENT in its Prospectus. Management fees are computed and accrued daily and are payable monthly. The Manager is authorized, subject to the control of the Board of Directors of the Company, to determine the selection, amount, and time to buy or sell securities for each Fund. The Manager compensates all personnel, officers, and Directors of the Company if such persons are also employees of the Manager or its affiliates.

     Except for the services and facilities provided by the Manager, the Funds pay all other expenses incurred in their operations. Expenses for which the Funds are responsible include taxes (if any); brokerage commissions on portfolio transactions (if any); expenses of issuance and redemption of shares; charges of transfer agents, custodians, and dividend disbursing agents; costs of preparing and distributing proxy material; costs of printing and engraving stock certificates; auditing and legal expenses; certain expenses of registering and qualifying shares for sale; fees of Directors who are not interested (not affiliated) persons of the Manager; costs of printing and mailing the Prospectus, SAI, and periodic reports to existing shareholders; and any other charges or fees not specifically enumerated. The Manager pays the cost of printing and mailing copies of the Prospectus, the SAI, and reports to prospective shareholders.

     The Advisory Agreement will remain in effect until July 31, 2003, for each Fund and will continue in effect from year to year thereafter for each Fund as long as it is approved at least annually by a vote of the outstanding voting securities of such Fund (as defined by the 1940 Act) or by the Board of Directors (on behalf of such Fund) including a majority of the Directors who are not interested persons of the Manager or (otherwise than as Directors) of the Company, at a meeting called for the purpose of voting on such approval. The Advisory Agreement may be terminated at any time by either the Company or the Manager on 60 days' written notice. It will automatically terminate in the event of its assignment (as defined by the 1940 Act).

     From time to time the Manager may, without prior notice to shareholders, waive all or any portion of fees or agree to reimburse expenses incurred by a Fund. The Manager has voluntarily agreed to continue to limit the annual expenses of the Growth Fund to 1.00% of the Fund's ANA, the First Start Growth Fund to 1.45% of the Fund's ANA, the High-Yield Opportunities Fund to 1.00% of the Fund's ANA, the Intermediate-Term Bond Fund to .65% of the Fund's ANA, and the Small Cap Stock Fund to 1.40% of the Fund's ANA, through November 30, 2002, and will reimburse the Funds for all expenses in excess of such limitation. After December 1, 2002, any such waiver or reimbursement may be terminated by the Manager at any time without prior notice to the shareholders.

     In addition to any amounts otherwise payable to the Manager as an advisory fee for current services under the Advisory Agreement, the Company shall be obligated to pay the Manager all amounts previously waived by the Manager with respect to a Fund, provided that such additional payments are made not later than three years from August 2, 1999, and provided further that the amount of such additional payment in any year, together with all other expenses of the Fund, in the aggregate, would not cause the Fund's expense ratio in such year to exceed, in the case of the Intermediate-Term Bond Fund, .65% of the average net assets of the Fund or, in the case of the High-Yield Opportunities Fund, for expenses waived and amounts reimbursed prior to August 1, 2001, the Fund's expense ratio shall not exceed .75% of average net assets; however, for expenses waived and amounts reimbursed from August 1, 2001 until August 2, 2002, the High-Yield Opportunities Fund's expense ratio shall not exceed 1.00% of average net assets.

     For the last three fiscal years ending July 31, management fees were as follows:

 FUND                           1998               1999               2000

 Aggressive Growth          $  2,947,204      $   3,095,002     $   5,822,616
 Growth                     $ 11,074,009      $  11,433,812     $  13,497,972
 Growth & Income            $  5,971,874      $   6,299,648     $   6,705,641
 Income Stock               $ 12,163,664      $  12,182,422     $  10,829,542
 Income                     $  4,108,452      $   4,013,234     $   3,164,580
 Short-Term Bond            $    369,691      $     513,263     $     631,655
 Money Market               $  5,238,418      $   6,708,986     $   7,744,657
 Science & Technology       $    521,514      $   1,286,597     $   3,451,959
 First Start Growth         $    207,083      $     684,564     $   1,554,077
 Intermediate-Term Bond           n/a                 n/a       $     218,710
 High-Yield Opportunities         n/a                 n/a       $     174,126
 Small Cap Stock                  n/a                 n/a       $     523,977

     As a result of the Short-Term Bond, Money Market, First Start Growth, Intermediate-Term Bond, and High-Yield Opportunities Funds' expenses exceeding the expense limitations, the Manager did not receive fees to which it would have been entitled as follows:

  FUND                          1998             1999                2000

 Short-Term Bond            $    90,735      $     56,660               --
 Money Market               $   756,515      $    763,829       $   586,154
 First Start Growth              n/a         $    212,370       $   614,885
 Intermediate-Term Bond          n/a                n/a         $   166,334
 High-Yield Opportunities        n/a                n/a         $   155,528

     Beginning with the month ending July 31, 2002, each Fund's (except the Money Market Fund's) management fees will be based upon two components: a base fee, which is accrued daily and paid monthly and computed and paid at an annual rate of average net assets as follows:

                   FUND                          FEE RATE

           Aggressive Growth Fund                    *
           First Start Growth Fund                  .75%
           Growth Fund                              .75%
           Growth & Income Fund                     .60%
           High-Yield Opportunities Fund            .50%
           Income Fund                              .24%
           Income Stock Fund                        .50%
           Intermediate-Term Bond Fund               **
           Science & Technology Fund                .75%
           Short-Term Bond Fund                     .24%
           Small Cap Stock Fund                     .75%

     -----------------

     * The fee is computed at one-half of one percent (.50%) of the first $200 million of average net assets, two-fifths of one percent (.40%) for that portion of average net assets in excess of $200 million but not over $300 million, and one-third of one percent (.33%) for that portion of average net assets in excess of $300 million.

   ** The fee is computed at one-half of one percent (.50%) of the first $50 million of average net assets, two-fifths of one percent (.40%) of that portion of average net assets over $50 million but not over $100 million, and three-tenths of one percent (.30%) of that portion of average net assets in excess of $100 million.